Tigo Energy, Inc.

655 Campbell Technology Parkway, Suite 150

Campbell, CA 95008

August 4, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Sarah Sidwell & Jay Ingram

Re:	Tigo Energy, Inc.
Registration Statement on Form S-1
File No. 333-272832

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Tigo Energy, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m. Eastern Time on August 8, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, White & Case LLP, by calling Colin Diamond at (212) 819-8754 or, in his absence, Laura Katherine Mann at (713) 496-9695.

Thank you for your assistance in this matter.

Very truly yours,

TIGO ENERGY, INC

By:	/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer and Secretary

cc:	Zvi Alon, Tigo Energy, Inc.
Colin Diamond, White & Case LLP
Laura Katherine Mann, White & Case LLP